UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             SIGA Technologies, Inc.
                             -----------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                  82 6917-10-6
                                  ------------
                                 (CUSIP Number)

                                Donald G. Drapkin
                               35 East 62nd Street
                               New York, NY 10021
                                 (212) 872-0012

                                 with a copy to:

                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                            Attn: Thomas E. Constance
                                 (212) 715-9100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 9, 2003
                                  ------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 10 pages)

-------------------------------------------------------------------------------
                                          13D                Page 2 of 10 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Donald G. Drapkin
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF, OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                  [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER
                                        1,798,326 **
          NUMBER OF            -------------------------------------------------
            SHARES                8     SHARED VOTING POWER
         BENEFICIALLY                   0 **
        OWNED BY EACH           ------------------------------------------------
          REPORTING               9     SOLE DISPOSITIVE POWER
         PERSON WITH                    1,798,326 **
                                -----------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        0 **
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,798,326 **
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES **

                                                                          [x]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.9% **
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes shares of Common Stock underlying a warrant to purchase up to 30,500 shares of Common Stock, which warrant is held, inter alia, by Mr. Drapkin (the "Drapkin September 2001 Warrant"). However, the Drapkin September 2001 Warrant provides that, with certain limited exceptions, such warrant is not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by Mr. Drapkin and his affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Drapkin September 2001 Warrant) would exceed 9.99% of the outstanding shares of Common Stock.

--------------------------------------------------------------------------------
                                         13D                 Page 3 of 10 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Thomas E. Constance
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER
                                        253,467
         NUMBER OF             -------------------------------------------------
           SHARES                 8     SHARED VOTING POWER
        BENEFICIALLY                    0
       OWNED BY EACH           ------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
        PERSON WITH                     253,467
                               ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          253,467
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------------------------------------------------------
                                         13D                 Page 4 of 10 pages
    CUSIP No. 82 6917-10-6
-------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Eric A. Rose, M.D.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                      [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER
                                        790,090
          NUMBER OF             ------------------------------------------------
            SHARES                8     SHARED VOTING POWER
         BENEFICIALLY                   0
        OWNED BY EACH           ------------------------------------------------
          REPORTING               9     SOLE DISPOSITIVE POWER
         PERSON WITH                    790,090
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          790,090
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.8%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

        This Amendment No. 5 amends and supplements the Reporting Persons' Statement on Schedule 13D, dated March 30, 2001, as amended to date (the "Schedule"), in its entirety.

Item 1. Security and Issuer.

        This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.0001 par value per share, (the "Common Stock") of SIGA Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 420 Lexington Avenue, Suite 620, New York, New York, 10170.

Item 2. Identity and Background.

     (a) This statement is filed on behalf of Donald G. Drapkin, Thomas E. Constance and Eric A. Rose, M.D. (collectively, the "Reporting Persons"). See attached Exhibit P which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. Each of the Reporting Persons has made, and will continue to make, its own investment decisions with respect to securities of the Issuer. Each Reporting Person expressly disclaims membership in a "group" with any other person within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

     (b) The business address of Mr. Drapkin is 35 East 62nd Street, New York, New York, 10021. The business address of Mr. Constance is 919 Third Avenue, 41st Floor, New York, New York, 10022. The business address of Dr. Rose is 112 East 78th Street, New York, New York, 10021.

     (c) Mr. Drapkin is a Director and Vice Chairman of MacAndrews & Forbes Holdings Inc., a Delaware corporation having its address at 35 East 62nd Street, New York, New York, 10021 ("MacAndrews & Forbes"). Mr. Constance is a Senior Partner of Kramer Levin Naftalis & Frankel LLP, a law firm in New York City. Dr. Rose is Chairman of the Department of Surgery and Surgeon-in-Chief of the Columbia Presbyterian Center of New York Presbyterian Hospital.

     (d) The Reporting Persons and their respective managing members, officers, directors, general partners, investment managers, and trustees, if any, have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons and their respective managing members, officers, directors, general partners and investment managers, if any, have not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

        Pursuant to a Securities Purchase Agreement between Mr. Drapkin and the Issuer, dated as of January 31, 2000, (the "Purchase Agreement") a copy of which is filed as Exhibit B hereto, Mr. Drapkin purchased (i) $500,000 principal amount of 6% Convertible Debentures due January 31, 2002 of the Issuer ("Debentures"), a copy of which is filed as Exhibit C hereto, with $500,000 of his personal funds, and (ii) a warrant (an "Investor Warrant"), a copy of which is filed as Exhibit D hereto, to purchase up to 347,826 shares of Common Stock at an exercise price of $3.4059 per share, with $17,391.30 of his personal funds. The principal amount of, and accrued interest on, the Debentures were convertible into Common Stock at the option of the holder at any time prior to the maturity date, at a conversion price of $1.4375 per share. Pursuant to the Conversion Agreement (as defined below), Mr. Drapkin converted his Debentures into 373,913 shares of Preferred Stock (as defined below) of the Issuer (see Item 4). As noted below, on July 16, 2001, Mr. Drapkin converted his 373,913 shares of Preferred Stock, together with accrued dividends thereon, into 379,859 shares of Common Stock.

        Between June 26, 2000 and December 22, 2000, Mr. Drapkin engaged in open market transactions through which he acquired a net 373,400 shares of Common Stock. Mr. Drapkin used his general funds for such purchases.

        Mr. Drapkin made the following purchases:

               Date              No. of Shares   Purchase Price
               ----              -------------   --------------

               6/26/2000            31,500             $4.037
               6/27/2000             2,000             $3.977
               6/29/2000             5,000             $4.037
               7/6/2000              2,500             $4.54
               7/27/2000             4,000             $4.049
               8/2/2000             20,500             $3.947
               8/3/2000              1,600             $3.906
               8/4/2000              4,000             $3.747
               8/7/2000                500             $3.812
               8/8/2000              2,500             $3.581
               8/10/2000             5,000             $3.532
               8/11/2000             6,000             $4.122
               8/11/2000            50,000             $4.065
               8/14/2000            50,000             $4.399
               8/15/2000             1,100             $3.906
               8/16/2000             2,000             $3.967
               8/24/2000            12,500             $3.30
               8/25/2000            17,500             $3.406
               8/28/2000            11,000             $3.457
               8/29/2000             7,500             $3.195
               8/31/2000            10,000             $3.084
               9/14/2000             4,100             $3.004
               9/25/2000            20,500             $3.498
               9/27/2000               100             $2.906
               9/29/2000            40,000             $4.039
               11/3/2000             2,500             $4.175
               11/30/2000           20,500             $4.047
               12/1/2000             4,000             $3.852
               12/5/2000            40,000             $4.508
               12/22/2000           10,000             $3.026


        Mr. Drapkin made the following sale:

               Date              No. of Shares     Sales Price
               ----              -------------     -----------

               9/19/2000            15,000             $3.386


        Pursuant to a Common Stock and Warrant Purchase Agreement between the Issuer and Dr. Rose, dated as of May 8, 2001, (the "May 2001 Purchase Agreement") the form of which is Exhibit K hereto, Dr. Rose purchased, with $100,000 of his personal funds, 50,000 shares of Common Stock and a warrant to purchase up to 50,000 shares of Common Stock (the "May 2001 Investor Warrant"). The May 2001 Investor Warrant is exercisable for a period of seven years at an exercise price of $2.94 per share. The May 2001 Investor Warrant provides that, with certain limited exceptions, it is not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by the holder thereof and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such Warrant) would exceed 9.99% of the outstanding shares of Common Stock (the "9.99% Limit").

        Pursuant to separate Common Stock and Warrant Purchase Agreements between the Issuer and each of Mr. Drapkin, Mr. Constance and Dr. Rose, dated as of August 31, 2001, and amended in September 2001, (the "September 2001 Purchase Agreements") the form of which is Exhibit Q hereto: Mr. Drapkin purchased, with $125,000 of his personal funds, 40,667 shares of Common Stock and a warrant (a "September 2001 Investor Warrant"), the form of which is Exhibit R hereto, to purchase up to 30,500 shares of common Stock; Mr. Constance purchased, with $50,000 of his personal funds, 16,267 shares of Common Stock and a September 2001 Investor Warrant to purchase up to 12,200 shares of Common Stock, and Dr. Rose purchased, with $150,000 of his personal funds, 51,480 shares of Common Stock and a September 2001 Investor Warrant to purchase up to 38,610 shares of Common Stock. The September 2001 Investor Warrants are exercisable for a period of seven years at an exercise price of $3.552 per share and contain provisions analogous to the 9.99% Limit described above; provided, however, that the 9.99% Limit shall not apply (i) during the existence of a tender offer for the Issuer's Common Stock or (ii) at the option of a holder of a September 2001 Investor Warrant, on at least sixty-five (65) days' advance written notice from such holder, with respect to such holder's September 2001 Investor Warrant.

        On May 3, 2001, the Issuer's Board of Directors made grants (the "Conditional Grants") of options to certain officers, directors and advisors of the Issuer, subject to approval of an Amendment and Restatement of the Issuer's Amended and Restated 1996 Incentive and Non-Qualified Stock Option Plan (the "Plan"). Mr. Drapkin, Dr. Rose and Mr. Constance received Conditional Grants of options to purchase up to 1,125,000, 600,000 and 225,000 shares of Common Stock, respectively. The Conditional Grants were made subject to stockholder approval, and such approval was granted when the Issuer's stockholders approved the Amendment and Restatement of the Plan at the Issuer's 2001 Annual Meeting, held on August 15, 2001. The shares of Common Stock subject to the Conditional Grant options were exercisable immediately upon such stockholder approval at an exercise price of $2.50 per share, and the options granted to the Reporting Persons under the Conditional Grants are included in the beneficial ownership figures reported in this
        Schedule 13D.

        Each Reporting Person disclaims beneficial ownership of all the Common Stock except Common Stock held by such Reporting Person that were purchased on the open market or pursuant to the May 2001 Purchase Agreement or the September 2001 Purchase Agreements (collectively, the "Purchased Common"). Each Reporting Person disclaims beneficial ownership of the securities held by any other party.

Item 4. Purpose of Transaction.

        Each Reporting Person which acquired securities of the Issuer did so as an investment in the Issuer. Except as indicated in this Schedule 13D, no Reporting Person currently has any plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

        In connection with the Purchase Agreement, Mr. Drapkin entered into a Registration Rights Agreement with the Issuer, dated as of January 31, 2000, ("Registration Rights Agreement"), a copy of which is filed as Exhibit H hereto. Pursuant to the Registration Rights Agreement, the Issuer agreed: (i) to file no later than 30 days after the Closing Date (as used in the Purchase Agreement), a Registration Statement under the Securities Act of 1933, as amended, (the "Required Registration Statement") covering the resale of the shares of Common Stock issuable upon conversion of principal and interest of the Debentures and upon exercise of the Warrant; and (ii) to use its reasonable best efforts to cause such Registration Statement to be declared effective no later than the earlier of (x) five days after notice by the Securities and Exchange Commission that it may be declared effective and (y) 90 days after the Closing Date. On May 10, 2000, the Issuer filed the Required Registration Statement and, on May 24, 2000, it was declared effective. The shares of Common Stock issuable upon exercise of the Distributor Warrant were also included in the Required Registration Statement.

        Pursuant to a letter agreement, dated as of March 30, 2001, among Mr. Drapkin, the Issuer, Mr. Constance, Dr. Rose, Gabriel M. Cerrone, Judson
        A. Cooper and Joshua D. Schein, Ph.D. (the "Management Restructuring Agreement"), a copy of which is filed as Exhibit I hereto, Mr. Drapkin had the right to be and to have his designees elected to the Board of Directors of the Issuer (the "Board") on the Effective Date. The Management Restructuring Agreement also provides that the members of the Board at such time would be caused to resign from the Board and from any and all offices held with the Issuer. Pursuant to the Management Restructuring Agreement, Judson A. Cooper and Joshua D. Schein have agreed to resign from the Board of the Issuer, and from all other offices held with the Issuer, effective as of the Effective Date. Mr. Drapkin designated Mr. Cerrone, Mr. Constance and Dr. Rose for election to the Board in accordance with the Management Restructuring Agreement. As of April 19, 2001, Mr. Drapkin, Mr. Cerrone, Mr. Constance and Dr. Rose were appointed to the Board and each of the Issuer's remaining other directors resigned from the Board as contemplated by the Management Restructuring Agreement. Thereafter, the

        Board filled the vacancies on the Board that resulted from such resignations. As of May 23, 2003, Mr. Cerrone resigned from the Board.

        In connection with the May 2001 Purchase Agreement, Dr. Rose entered into a Registration Rights Agreement with the Issuer, dated as of May 8, 2001, (the "May 2001 Registration Rights Agreement"), the form of which is Exhibit M hereto. Pursuant to the May 2001 Registration Rights Agreement, the Issuer agreed: (i) to file no later than 60 days after the Closing Date (as defined in the May 2001 Purchase Agreement), a Registration Statement under the Securities Act of 1933, as amended, (the "2001 Required Registration Statement") covering the resale of the shares of Common Stock issued pursuant to the May 2001 Purchase Agreement and the shares of Common Stock issuable upon exercise of the May 2001 Investor Warrant; and (ii) to use its reasonable best efforts to cause such Registration Statement to be declared effective no later than the earlier of (x) five days after notice by the Securities and Exchange Commission that it may be declared effective and (y) 180 days after the Closing Date.

        Pursuant to a Conversion Agreement among the Issuer and holders of Debentures (the "Conversion Agreement"), the form of which is attached hereto as Exhibit N, Mr. Drapkin agreed to convert the outstanding principal and accrued interest on his Debentures, into 373,913 shares of Series A Convertible Preferred Stock of the Issuer (the "Preferred Stock"), the form of the Certificate of Designations for which is attached hereto as Exhibit O, representing at a conversion price of $1.4375 per share of Preferred Stock. The Preferred Stock has a cumulative dividend of 6% per annum payable in cash or additional shares of Preferred Stock at the Issuer's discretion. The Preferred Stock is convertible into Common Stock an initial conversion rate of one-to-one, and each holder of Preferred Stock is entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are then convertible. The Preferred Stock is not subject to the 9.99% Limit. On July 16, 2001, Mr. Drapkin converted his 373,913 shares of Preferred Stock, together with accrued dividends thereon, into 379,859 shares of Common Stock.

        Each Reporting Person may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when it deems it appropriate. Each Reporting Person may formulate other purposes, plans or proposals relating to any securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Item 5. Interest in Securities of Issuer.

     (a) As of July 9, 2003: Mr. Drapkin, as the holder of securities of the Issuer may be deemed beneficially to own 1,798,326 shares of Common Stock or 10.9% of the outstanding shares;; Mr. Constance may be deemed beneficially to own 253,467 shares of Common Stock or 1.5%; and Dr. Rose may be deemed beneficially to own 790,090 shares of Common Stock or 4.8%.

          Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of all the Common Stock except the Purchased Common Stock, if any, held by such Reporting Person. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of the securities held by any other person.

     (b) Mr. Drapkin has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns. Mr. Constance has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns. Dr. Rose has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns.

     (c) On July 9, 2003, Mr. Drapkin sold 498,926 shares of Common Stock to MacAndrews & Forbes at a purchase price of $1.70 per share, in a privately negotiated transaction. Also, as previously reported, certain voting proxies held by Mr. Drapkin had an expiration date of April 16, 2003 and therefore, as of that date, Mr. Drapkin's beneficial ownership of securities of the Issuer decreased by 905, 632 or 5.5%. Other than the sale by Mr. Drapkin of such shares and the expiration of the voting proxy referred to above, no Reporting Person has engaged in any transactions in the Common Stock in the past 60 days.

     (d)  & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The Management Restructuring Agreement includes provisions restricting the abilities of the parties thereto to transfer their respective securities of the Issuer. Additionally, Mr. Drapkin has entered into a Lock-Up Agreement with Vincent Fischetti, a copy of which is filed as Exhibit J hereto, pursuant to which Mr. Fischetti is restricted in transferring his securities of the Issuer without Mr. Drapkin's prior written consent.

        Except as indicated in this Schedule 13D and the exhibits hereto, there is no contract, arrangement, understanding or relationship between the Reporting Person and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits. *

            Exhibit A:  Agreement of Joint Filing of Schedule 13D, dated as of
                        April 6, 2001.

            Exhibit B:  Securities Purchase Agreement between Mr. Drapkin and the Issuer, dated as of January 31, 2000.

            Exhibit C:  6% Convertible Debenture due January 31, 2002 of the
                        Issuer in the principal amount of $500,000 issued to Mr. Drapkin, dated as of January 31, 2000.

            Exhibit D:  Common Stock Purchase Warrant to purchase 347,826 shares of Common Stock issued to Mr. Drapkin, dated as of January 31, 2000.

            Exhibit E:  Intentionally Omitted.

            Exhibit F:  Intentionally Omitted.

            Exhibit G:  Intentionally Omitted.

            Exhibit H:  Registration Rights Agreement between the
                        Issuer and Mr. Drapkin dated as of January 31,
                        2000.

            Exhibit I: Letter Agreement, dated as of March 30, 2001, among Mr. Drapkin, the Issuer, Mr. Constance, Dr. Rose, Gabriel M. Cerrone, Judson A. Cooper and Joshua D. Schein, Ph.D.

            Exhibit J:  Lock-Up Agreement between Mr. Drapkin and
                        Vincent Fischetti.

            Exhibit K:  Form of Common Stock and Warrant Purchase Agreement
                        between the Issuer and each Buyer (as defined therein), dated as of May 8, 2001.

            Exhibit L:  Form of Common Stock Purchase Warrants to purchase shares of Common Stock issued to each Buyer, dated as of May 8, 2001.

            Exhibit M:  Form of Registration Rights Agreement between the Issuer and each Buyer, dated as of May 8, 2001.

            Exhibit N:  Form of Conversion Agreement among the Issuer and holders of Debentures.

            Exhibit O:  Form of Certificate of Designation of Series A
                        Convertible Preferred Stock of the Issuer.

            Exhibit P:  Intentionally Omitted.

            Exhibit Q:  Form of Common Stock and Warrant Purchase Agreements
                        between the Issuer and each Buyer (as defined therein).

            Exhibit R:  Form of Common Stock Purchase Warrants to purchase shares of Common Stock issued to each Buyer.

            Exhibit S:  Agreement of Joint Filing of Schedule 13D, dated as of
                        July 11, 2003. (filed herewith)

-----------------------
* Except as otherwise indicated, all exhibits have been previously filed with the original Schedule 13D or prior amendments thereto.

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such undersigned is true, complete and correct.



Dated: July 11, 2003                /s/ Donald G. Drapkin
                                    ----------------------
                                    Donald G. Drapkin


Dated: July 11, 2003                /s/ Thomas E. Constance
                                    ------------------------
                                    Thomas E. Constance


Dated: July 11, 2003                /s/ Eric A. Rose, M.D.
                                    -----------------------
                                    Eric A. Rose, M.D.

                                                                       EXHIBIT S


                                  AGREEMENT OF
                          JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree jointly to prepare and file with regulatory authorities Amendment 5 to the Schedule 13D, dated March 30, 2001, as amended to date (the "Schedule 13D"), and any subsequent amendments thereto reporting each of the undersigned's ownership of securities of SIGA Technologies, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.



Dated:  July 11, 2003               /s/  Donald G. Drapkin
                                    ----------------------
                                    Donald G. Drapkin


Dated:  July 11, 2003               /s/  Thomas E. Constance
                                    ------------------------
                                    Thomas E. Constance


Dated:  July 11, 2003               /s/  Eric A. Rose, M.D.
                                    -----------------------
                                    Eric A. Rose, M.D.